

Evan Maltz

I use deep learning and information theory to study how gene expression influences cellular behaviors. Co-Founder @ZestBloom

Los Angeles Metropolitan Area · **Contact info**

56 connections



ZestBloom, Inc.

University of California, Los Angeles

Experience



Co-Founder
ZestBloom, Inc. · Full-time
Jun 2021 – Present · 5 mos



Graduate Student
University of California, Los Angeles · Full-time
Jul 2017 – Present · 4 yrs 4 mos

Education



University of California, Los Angeles
Doctor of Philosophy - PhD, Biochemistry and Molecular Biology
2017 – 2022

I use deep learning, optogenetics, and multiplexable RNA smFISH to investigate how cells use information about their environment to regulate gene expression.



University of California, Los Angeles
Master of Science - MS
2017 – 2019

University of Wisconsin-Madison
2014 – 2017